KCI KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

17 March, 2004

04010951

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 17 March, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dlw 3/30

KCI KONECRANES PLC

STOCK EXCHANGE ANNOUNCEMENT 1
17 March, 2004 12.00 noon

MR. RAINER AALTO, DIRECTOR, BUSINESS DEVELOPMENT AND M&A TO LEAVE KCI KONECRANES

KCI Konecranes' Director, Business Development and M&A, Mr. Rainer Aalto has reached an agreement with KCI Konecranes Plc according to which he will leave his position in the Group as of March 31, 2004.

Mr. Aalto will concentrate on pursuing his personal business interests. Mr. Aalto has also agreed to make himself available for KCI Konecranes in an advisory capacity, on a part time basis.

"Mr. Rainer Aalto has worked for the Group both in Finland and abroad. Mr. Aalto has performed his duties excellently. I thank him for his contributions to the development of KCI Konecranes, says Mr. Stig Gustavson, President and CEO of KCI Konecranes.

Mr. Antti Vanhatalo, Group Vice President and Mr. Ari-Pekka Salonen, Director, M & A financials, will take over Mr. Aalto's present duties.

KCI Konecranes is a world leading engineering group specializing in advanced overhead lifting solutions and maintenance services. Group activity is organized along three business areas: Maintenance Services (50% of Group Sales), Standard Lifting Equipment (26 %) and Special Cranes (24 %). Group Sales totalled EUR 665 million with over 4350 employees in 34 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Stig Gustavson, president & CEO, KCI Konecranes Plc
tel. +358-20 427 2000

DISTRIBUTION
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